July 10, 2009

VIA EDGAR
Pamela A. Long, Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Charmed Homes Inc.
Registration Statement on Form S-4
Filed May 15, 2009
File No. 333-159272
Annual Report on Form 10-K for the fiscal year ended January 31, 2009
Filed April 30, 2009
File No. 0-53285

Dear Ms. Long:

This letter has been prepared in response to your request for Charmed Homes Inc. ("Charmed" or the "Company") to respond to the comments of the United States Securities and Exchange Commission (the "SEC" or the "Commission") as memorialized in your June 4, 2009 letter to me (the "Comment Letter") concerning the above-referenced Registration Statement on Form S-4 (the "Registration Statement.").

Concurrently with the filing of this Response Letter, the Company is also filing Amendment No. 1 to the Registration Statement (the "Amendment"), which incorporates, as appropriate, the responses of the Company contained herein.  The Amendment also includes revisions due to the interim financial statements of the Company and IntelaSight, Inc. being available, and other revisions to update the disclosures contained therein.

S-4

General

COMMENT 1:
The number of shares that you are registering appears to omit shares underlying options and warrants that you are registering. If the options and warrants will be exercisable within one year, we consider the shares underlying them to be offered concurrently, and they should also be registered at this time. If this is the case, please amend your registration statement accordingly.

RESPONSE:
All but 113,170 of the IntelaSight, Inc. ("Iveda") options and warrants are exercisable within one year and thus we have added the shares of common stock underlying the options and warrants that are exercisable within one year to the registration statement.

COMMENT 2:
Please note that your letter to shareholders must also serve as an outside front cover page of the information statement/prospectus. Therefore, please ensure that you include all of the information required by Item 501(b) of Regulation S-K, including the total number of shares of common stock Charmed is offering in the merger. See Item I of Form S-4. We also note that the subject to completion legend required by Item 501(b)(10) currently appears on the facing page of the registration statement. This should instead appear on the cover page of the information statement/prospectus.

Pamela A. Long, Assistant Director
Division of Corporation Finance

RESPONSE:
We have revised the outside front cover page/letter to shareholders to include the information required by Item 501(b) of Regulation S-K, including the total number of shares of common stock Charmed is offering in the merger and the subject to completion legend.

COMMENT 3:	Please revise to disclose the fiscal year of the surviving entity after the merger.

RESPONSE:	We have included disclosure of the fiscal year of Charmed following the merger on the outside front cover page of the Amendment.

Additional Information, page 1

COMMENT 4:	Move this section to the inside front cover page as required by Item 2 of Form S-4.

RESPONSE:	We have moved the "Additional Information" section to the inside front cover page.

Q: What are the material federal income tax consequences of the Merger to me? (see page 35),  page 4

COMMENT 5:
We note the "It is expected" language in the first sentence and the "Assuming the Merger so qualifies" language in the second sentence. Revise, here and elsewhere in your document where similar disclosure appears, to remove any uncertainty about the federal income tax consequences of the merger.

RESPONSE:	We have revised the tax disclosure on page 4 to remove the requested language.

The Merger and the Merger Agreement (see page 29), page 5

COMMENT 6:	Revise the second paragraph's last sentence to indicate that Charmed also has obtained the approval of its shareholders for its name change to Iveda Corporation.

RESPONSE:
We have revised the final sentence in "The Merger and Merger Agreement" section on page 5 to indicate that Charmed has also obtained the approval of its shareholders for its name change to Iveda Corporation.

Pro forma Financial Data, page 11

COMMENT 7:
You state that your pro forma income statement for the year ended January 31, 2009 gives effect to the merger as if it occurred at January 31, 2009. Please tell us what consideration was. given to presenting the pro forma income statement as if the merger occurred at the beginning of the fiscal year presented. Refer to Article 11 of Regulation S-X.

RESPONSE:	The pro forma has been revised to present the income statement as if the merger occurred at February 1, 2008.

Pamela A. Long, Assistant Director
Division of Corporation Finance

Comparative historical and pro forma per share data, page 14

COMMENT 8:
We note your comparative historical and pro forma per share data table on page 14. Please revise to clearly present historical and pro forma per share data for Iveda and to include historical and equivalent pro forma per share data of Charmed pursuant to Item 14(b)(10) of Schedule 14A.

RESPONSE:	We have revised the "Comparative Historical and Pro Forma Per Share Data" section on page 16.

Security Ownership Pre- and Post-Merger, page 15

COMMENT 9:
It is not clear what ownership this table depicts pre- and post- merger. For example, you should clarify, if true, that the post-merger amounts and percentages depict the shareholdings in Charmed of the Charmed and former Iveda shareholders. In footnote (2), please clarify that you are referring to common stock, options, and warrants of Iveda that are outstanding prior to the merger and common stock, options, and warrants of Charmed that will be outstanding after the merger. In footnotes (3) and (4), please clarify that you are referring to shares of Charmed common stock.

RESPONSE:	We have revised the footnotes to the table on page 17 to clarify what each number represents.

COMMENT 10:
Your footnote 3 to your table on page 15 indicates that you have outstanding shares of common stock for Charmed (post reverse stock split) of 6,690.000. We note from your financial statements that as of January 31, 2009, Charmed Homes had 6,690,000 million common shares outstanding and post reverse stock split the common shares outstanding would be 3,345,000 million (prior to the sale of 5,000,000 shares). Please revise your filing to correct your footnote 3 for Charmed.

RESPONSE:	We have revised footnote 3 to the table on page 17 to clarify what this number represents.

Stock Price and Dividend Information, page 16

COMMENT 11:	In the second paragraph, update the closing price per share of Charmed common stock on the OTC Bulletin Board as of the most recent date practicable.

RESPONSE:	Charmed has had no trading activity since February, and thus the originally presented February closing price is as of the most recent available date, and we have expressly stated this on page 18.

Iveda Depends on Third Party Manufacturers and Supplies for the Products It Sells, page 21; Iveda Operates in a Highly-competitive Industry and Its Failure to Compete Effectively May  Adversely Affect Its Ability to Generate Revenue, page 21; Strategic Partnerships, page 62

COMMENT 12:
We note that disclosures in these sections refer to "relationships" and "partnerships" that you have with manufacturers, suppliers, and other third parties. Please clarify whether Iveda has any agreements with regard to these relationships and partnerships, including, but not limited to:

Pamela A. Long, Assistant Director
Division of Corporation Finance

•	Any third party manufacturer and supplier.

•	Any supplier relating to a development partnership relationship.

If Iveda has any such agreement, advise whether the agreement is material and what consideration you have given to filing the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

RESPONSE:
Iveda does have agreements in place with third parties, including two of its manufacturers and suppliers and all of its monitoring customers.  We have filed as exhibits agreements with Iveda's two manufacturers where Iveda has development partner agreements in place, although Iveda does not purchase any products directly from these manufacturers, but instead purchases their products through distributors and Iveda does not have any written contracts in place with these distributors.  Iveda's management believes that any of these distributors could be easily replaced if necessary.  In addition, we have also filed additional Iveda customer and employment contracts as exhibits based on management's assessment of their materiality.

Post-Merger Reporting Obligations as a Public Company Will Be Costly, page 26

COMMENT 13:
We note the statement "The post-Merger company may not reach sufficient size to justify its public reporting status." Disclose whether you have any intent or plan for taking the post-merger company private.

RESPONSE:
Management has no present intention or plan to take the post-merger company private as for numerous reasons specified in our response to comment 16 below, management believes it is beneficial for Iveda to become a public company.

The Merger, page 28

COMMENT 14:	Please state that you are incorporating the merger agreement by reference in the prospectus as required by Item 4(c) of Form S-4. We note that you have attached it as an annex.

RESPONSE:	We have stated on page 32 that we are incorporating the merger agreement by reference in the prospectus.

Background and Reasons for the Offer and Subsequent Merger, page 28

COMMENT 15:	Please add disclosure to elaborate on how the parties reached agreement as to the terms of the merger, including, but not limited to, the merger consideration to be given to the Iveda shareholders.

RESPONSE:	We have added the requested disclosure on pages 30-32.

COMMENT 16:
Refer to comment 13 in our March 19, 2009 letter. The list of factors on page 29 does not inform investors of how each item impacted the decisions of the boards of directors of Charmed and Iveda to approve the merger transaction. Revise the disclosure to discuss each of the factors in reasonable detail so that investors may understand why the boards of directors of Charmed and Iveda thought that each factor supported or detracted from the advisability of the merger transaction. For example:

Pamela A. Long, Assistant Director
Division of Corporation Finance

•
In the first bullet point, describe and explain the strategic benefits of the merger. Explain what the combined company will look like going forward. To the extent practicable, include quantitative data on the known or anticipated benefits of the merger if the boards considered such data.

•	In the second bullet point, explain how the various components of information informed the boards' determination and approval.

•
In the third and seventh bullet points, include a meaningful discussion and analysis of management's view of the financial condition, results of operations, and businesses of Charmed and Iveda before and after giving effect to the merger and management's view of the prospects of Charmed and Iveda with and without the merger.

•	In the fourth bullet point, provide the quantitative data on the historical market prices of Charmed's common stock that the boards considered.

•
In the fifth bullet point, elaborate on how the boards analyzed the relationship between the pre-merger and projected post-merger value of Charmed's common stock and the consideration to be paid to shareholders of Charmed in the merger. Disclose any items that were material to their analysis and the assumptions underlying any post-merger value that they considered.

•
In the eighth bullet point, describe and explain any strategic alternatives available other than the potential to enter into strategic relationships and alliances with third parties. Explain how each of any strategic alternatives available informed the boards' determination and approval. Further, indicate whether and how the potential to enter into strategic relationships and alliances with third parties was explored and, if not, explain why.

•
In the ninth bullet point, describe the boards' assessment of market demands and future customer requirements and the associated development resources needed to satisfy these requirements. To the extent practicable, include quantitative data on the known or anticipated development resources needed.

•
In the tenth bullet point, describe and explain the effects of the merger on Iveda's customers, suppliers, and employees. If there are positive and negative effects, describe and explain both positive and negative effects.

•	In the eleventh bullet point, quantify the known or estimated expenses associated with operating a public, reporting company.

Pamela A. Long, Assistant Director
Division of Corporation Finance

•
In the fourteenth bullet point, explain the effects of the unavailability of private equity and venture capital financing on the companies. Since Iveda believes that potential benefits of the merger include anticipated broker support of the surviving company and the potential for more favorable long term debt financing, expand the disclosure to provide sufficient support for these beliefs.

RESPONSE:
Because the business of Charmed was in rapid decline when discussions between the respective Boards began, there was no need to consider a detailed analysis of synergies between complementary businesses (as the businesses of the parties were not complementary), net operating losses (as the net operating loss could not be carried over), any quantitative data of any type whatsoever (as the business performance of Charmed did not enter into the decision), the financial condition, historical market price of Charmed stock, strategic alliances between other operating companies, etc.  As this is a merger between a shell and an operating company, these considerations were not relevant.  We did elaborate on the perceived impact to Iveda's customers and suppliers, expenses of operating a public company, and potential financing on pages 30-32.

COMMENT 17:
Refer to prior comment 14. You do not indicate with sufficient clarity the potentially negative factors considered by the boards. We note that you added the eleventh and twelfth bullet points. Please revise.

RESPONSE:	We have provided revised disclosure regarding negative factors on page 32.

Summary Conditions to Completing the Merger, page 32

COMMENT 18:	We note that Charmed must have no assets or liabilities as of the closing. Please describe what steps Charmed intends to take to dispose of its assets (cash) and liabilities prior to closing.

RESPONSE:	Iveda and Charmed intend to waive this closing condition and will retain all cash in Charmed as of the closing of the merger.

COMMENT 19:
Please clarify whether all or any of the listed conditions are waivable by either board and whether it is likely that any unmet condition would be waived. In this regard, we note disclosure on page 36 suggesting that if more than 1% of Iveda shareholders dissent, it is within the board's discretion to cancel the merger. Please also clarify which board has discretion to waive any condition, such as the 1% dissenter condition.

RESPONSE:	We have clarified on page 34 that all but one of the listed conditions are waivable.

Pamela A. Long, Assistant Director
Division of Corporation Finance

Directors and Executive Officers of Charmed Following the Merger, page 33

COMMENT 20:
Refer to comment 15 in our March 19, 2009 letter. Disclose the value of the shares of common stock, options, and warrants to be received in the merger transaction by each director and executive officer and the amount of cash payments to be received by each of Mr. David Ly, Mr. Robert Brilon, and Ms. Luz Berg under the new employment agreements. See Item 5 of Schedule 14A. See also Item 18(a)(5)(i) of Form 8-4. Further, include this information in a discrete section with an appropriate caption or heading.

RESPONSE:	We have provided the requested dollar values of what will be received by the officers and directors in the merger on page 36 under a new subheading.

Federal Income Tax Consequences, page 34

COMMENT 21:
The United States federal income tax consequences of the merger must be covered by an opinion of counsel and related consent that are filed as exhibits to the registration statement. See Item 601(b)(8) of Regulation S-K and Rule 436 of Regulation C under the Securities Act. Allow us sufficient time to review the tax opinion before requesting acceleration of the registration statement's effectiveness.

RESPONSE:	We have filed the tax opinion as Exhibit 8.1 to the Amendment.

COMMENT 22:
If counsel elects to file a short form tax opinion, the opinion and the information statement/prospectus both must state clearly that the discussion in the information statement/prospectus constitutes counsel's opinion. The disclosure in the information statement/prospectus and the opinion should not state merely that the discussion in the information statement/prospectus is a fair and accurate summary of the United States federal income tax consequences.

RESPONSE:	The tax opinion filed with the Amendment is not a short form tax opinion.

The Merger Agreement — Investor Disclaimer, page 36

COMMENT 23:
Notwithstanding the disclaimers relating to the representations and warranties contained in the merger agreement, the merger agreement and the representations and warranties made therein constitute disclosure to investors for which Charmed and Iveda are responsible under the federal securities laws. Please revise to remove the implication that this is not the case. For example, your statement that investors "should not rely" on this information, or that investors "are not third-party beneficiaries" under the merger agreement. In addition, please note that you must consider whether additional specific disclosures in the information statement/prospectus is required to put into context information about the representations and warranties so that the information in the information statement/prospectus is not misleading. Please confirm your understanding.

RESPONSE:
We have revised the disclaimer to remove the "should not rely" language from page 38.  However, we have not removed the third party beneficiary language as investors are not third party beneficiaries under the Merger Agreement (as they are not parties to it) and thus our original statement is true and it is important for investors to be aware that they are not third party beneficiaries under the Merger Agreement.  We hereby confirm our understanding that we must consider whether additional specific disclosures in the information statement/prospectus are required to put into context information about the representations and warranties so that the information in the information statement/prospectus is not misleading.

Pamela A. Long, Assistant Director
Division of Corporation Finance

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

COMENT 24:
We note the reference to a public offering in the fourth paragraph and the statement in the fifth paragraph that the amount raised from the public offering will last a year. Since disclosure on page F-33 and elsewhere indicates that the public offering occurred over a year ago (in July 2007), please update the disclosure to the date of the most recent financial statements included in the information statement/prospectus.

RESPONSE:	We have revised the disclosure related to the 2007 public offering on page 49.

COMMENT 25:	Please also revise the final paragraph before "Operations to Date" to clarify, if true, that you have already suspended operations.

RESPONSE:	We have clarified on page 49 that Charmed has already suspended its operations.

Limited Operating History; Need for Additional Capital, page 48

COMMENT 26:
You state that you are in the start-up stage of operations and have not generated any revenues; however, under your results of operations from inception on June 27, 2006 to January 31, 2009 you state that you sold your first house. Please revise your filing to clarify.

RESPONSE:	We have revised the disclosure on page 50 to clarify that Charmed has generated only minimal revenues to date from the sale of a single home.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

COMMENT 27:	The discussion does not include the information given to us in response to prior comment 7:

•	Funding for Iveda was severely curtailed in 2009.

•	Iveda has implemented budget cuts across the board effective February 1, 2009.

•	Iveda has fewer customers than originally anticipated.

Please revise to include this information in the information statement/prospectus.

RESPONSE:	These items have been added on pages 75-76.

Pamela A. Long, Assistant Director
Division of Corporation Finance

Application of Critical Accounting Policies, page 66

COMMENT 28:
We note your disclosure of your critical accounting policies. Please revise your filing to expand your discussion of critical accounting policies to analyze to the extent material for each critical estimate identified such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for its specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Given the current economic conditions, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to the Commission's guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

RESPONSE:	We have revised the disclosure of Iveda's critical accounting policies on pages 68-72.

COMMENT 29:
Additionally, tell us how you determined that the valuation and recoverability of property and equipment were not a critical accounting policy. Given the significance of these assets to your financial statements as a whole and the current economic environment, it is unclear how you assessed these assets for recoverability and determined that these assets are recoverable at December 31, 2008. Tell us and disclose whether an impairment test was actually performed on your long lived assets under SFAS 144 at December 31, 2008. Please disclose the results of those tests to the extent that they were performed and if no test was performed, how you considered that one was not necessary under paragraph 8 of SFAS 144. To the extent an impairment analysis was performed, please disclose the assumptions used and provide a sensitivity analysis of those assumptions.

RESPONSE:
Iveda agrees that it should include the "Impairment of Long-Lived Assets" critical accounting policy in its MD&A, and this was added on page 69.  A specific test of long-lived assets was not deemed necessary even though there is a current operating and cash flow loss and a history of operating and cash flow losses.  The significant property and equipment assets are mostly leased equipment purchased at the second half of 2008.  These assets are directly used to generate revenue from monitoring and hosting services at a positive gross margin as well as being non-custom, state of the art, information technology equipment just recently put into service.  Given the preceding facts Iveda determined that a specific impairment test was not necessary at December 31, 2008.

Pamela A. Long, Assistant Director
Division of Corporation Finance

Results of Operations, page 69

COMMENT 30:
We have read your response to prior comment 25 and note that your Form S-4 no longer presents revenue by product/service on your statement of operations. Please tell us why you no longer present this detailed information. Considering these products and services are provided at different rates, possibly have a different customer base, and operate at significantly different margins, including a discussion of how these products and services have contributed to your operations and the impact any year over year changes in these sales have had on your results would enhance a reader's understanding of your business. Please revise MD&A to separately discuss and quantify the results of operations for equipment and installation sales and monitoring services as well as your other product/service offerings discussed on page 58. Your analysis should identify and quantify the factors causing any significant year over year changes, any sales trends, and whether these trends in sales are expected to continue in future periods.

RESPONSE:
We have revised the disclosure on page 72 to provide the results of operations for Iveda's monitoring services separately from equipment sales and installations.  Iveda had no data storage revenue in 2008 and minimal hosting and maintenance revenue in 2008 and thus management determined that it was not helpful to disclose revenues from these two sources separately.  In the Statement of Operations, a decision was made by management in consultation with Iveda's accountants to no longer present revenue in separate categories of products/services as Iveda sells both to the same customer base.  In most cases, Iveda sells equipment to all of its monitoring customers to enable service to begin.  When Iveda's resellers begin to handle the majority of equipment sales and installations, Iveda believes it will have minimal equipment sales and installation revenue and revenue will be primarily derived from services at that point. Iveda expects trends in equipment sales and installation to be reduced to 10% of annual sales in future periods once the reseller channel is completely mobilized. Iveda plans to continue to concentrate on its core competency of providing video hosting and real-time surveillance, which generate recurring revenues at higher margins.  These trends have been discussed on page 73.

COMMENT 31:
Currently you disclose that sales decreased due to your focus on a long term strategy which transitions you from direct selling to a reseller program. Please tell us and disclose how focusing on a reseller program decreased sales during 2008 and whether you anticipate this decrease to be a trend of your reseller program. Further, tell us if focusing on a reseller program changed the product mix (i.e., from installation sales to monitoring sales) and if this is what truly contributed to your decrease in sales.

RESPONSE:
We have provided revised disclosure concerning the reseller program and its impact on page 73.  The reseller program has not changed the product mix significantly – management believes that starting the reseller program caused revenue to decline due to lack of internal sales activity as a result of having Iveda's sales personnel focus on training of resellers rather than direct sales activities. In shifting toward a reseller-based sales approach, Iveda's internal sales team intends to focus on large institutional sales needing longer lead times and not the smaller, one-time sales of equipment and installations for smaller accounts.

COMMENT 32:
Your results of operations discuss two or more factors that contributed to year over year changes in line items; however, your discussion should quantify each of the factors. In this regard, you disclose that the costs of sales were impacted by additional internet protocol infrastructure and customer base growth. You further discuss that SG&A was negatively impacted by various items; however, your discussion does not quantity the impact of these factors that contributed to the year over year changes. Refer to FRR No. 36 — 501.04 and revise discussion for all periods presented.

Pamela A. Long, Assistant Director
Division of Corporation Finance

RESPONSE:	We have revised the discussion on pages 72-74 to quantify each of the factors.

Liquidity and Capital Resources, page 70

COMMENT 33:
Refer to prior comment 6. Disclose the name of any customer and its relationship, if any, with Iveda if sales to the customer are in an aggregate amount equal to 10% or more of Iveda's consolidated revenues and whose loss would have a material adverse effect on Iveda. See Item 101(c)(1)(vii) of Regulation S-K. Note that this disclosure should appear in Iveda's business section.

RESPONSE:
We have disclosed the identity of the single Iveda customer that generated over 10% of Iveda's revenues during 2008 and 2007 on pages 61 (in the business section) and 76 (in the liquidity section).  We have also filed Iveda's contract with this customer as an exhibit.

COMMENT 34:
You disclose on page 18 that your financial statements are prepared on a going concern basis and based on your current burn rate of cash you will need to continue to raise capital in order to continue operations. Please revise your liquidity discussion to provide a detailed discussion of your current burn rate, your outstanding obligations for rent and lease payment as well as your working capital requirements, and how you plan to overcome the circumstances that are impacting your ability to remain a going concern and how you expect to remain viable. In this regard, your liquidity section should provide detailed discussion of your multi-step plan adopted by management that you have briefly disclosed on page 66.

RESPONSE:
We have revised the liquidity section on page 76 to discuss Iveda's burn rate, outstanding rent and lease obligations, working capital requirements and going concern issues. Management's multi-step plan to remain viable is discussed on page 76.

COMMENT 35:
We have read your response to prior comment 25 and revised disclosure regarding the most recent economic events. This disclosure is general in nature and does not provide detailed information about your business to enable investors to see the company through the eyes of management. For example, the statement "This economic condition could also affect the sales of our service as companies are cutting back on spending across the board" does not provide an investor with sufficient information to understand the specific impact of recent economic events nor does it address the systemic effects of the current economic crisis or provide detailed information on your customers, products, order levels, trends, or expectations of management. The statement "recent economic events resulting in a downturn of spending and credit shortage may affect our ability to find additional funds under any terms" does not provide an understanding of management's considerations of the impact that this economic downturn could have on future cash flows or sources of funding nor does it describe how the company plans to address these issues. Please expand this disclosure. As discussed in SEC Release 33-8350, quantification of the material effects of known material trends and uncertainties can promote understanding. Quantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available. Please provide us a detailed description of proposed future disclosure.

Pamela A. Long, Assistant Director
Division of Corporation Finance

RESPONSE:
Under the liquidity section, on page 75, we have addressed the impact of the current economic downturn on Iveda in greater detail.  Subject to changes in the economic environment and management's continuing assessment of the best ways for Iveda to respond to the economic environment, we expect that future disclosures will be similar to that included in the Amendment on page 75.

Management, page 72

COMMENT 36:
In the biographical paragraph of Mr. Michael Religioso, describe briefly his business experience during the past five years as required by Item 401(e)(1) of Regulation S-K. We note that no dates for his business experience are included for the period between February 2003 and 2005.

RESPONSE:	We have provided Mr. Religioso's business experience during the listed period on page 78.

Certain Relationships and Related Transactions, page 75

COMMENT 37:
Disclose whether the terms of the surveillance services provided to entities owned by Mr. Ross Farnsworth are no more favorable to entities owned by Mr. Farnsworth than the terms of the surveillance services provided to other customers.

RESPONSE:	We have disclosed that the terms of the surveillance services provided to entities owned by Mr. Farnsworth were no more or less favorable than those provided to third party customers on page 80.

Comparison of Shareholder Rights, page 76

COMMENT 38:
Remove the statement that the summary comparison is qualified in its entirety by reference to Nevada and Washington law and the governing corporate instruments of Iveda and Charmed. You may not qualify information in a prospectus by reference to information outside the prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act.

RESPONSE:	We have removed the qualification statement from page 81.

COMMENT 39:
Please ensure that you compare shareholder rights on similar bases in each area that you discuss. For example, where you discuss dissenters' rights on page 85, you disclose that there are no statutory rights of appraisal in Nevada for companies quoted on an exchange or held by more than 2000 shareholders, but you do not address whether there are similar exceptions to appraisal rights in Washington.

RESPONSE:	We have added disclosure that there are no similar exceptions to appraisal rights in Washington on page 90.

Pamela A. Long, Assistant Director
Division of Corporation Finance

Available Information, page 87

COMMENT 40:
We note the "not necessarily complete" language in the second paragraph's first sentence. Clarify that the information statement/prospectus includes the material provisions of the contract, agreement, or other document filed as an exhibit to the registration statement.

RESPONSE:	We have clarified that the information statement/prospectus includes the material provisions of the documents filed as exhibits to the registration statement on page 92.

Incorporation of Documents by Reference, page 87

COMMENT 41:	Since Charmed is Form S-3 ineligible for a primary offering, Charmed may not incorporate by reference. Please remove this section from the information statement/prospectus.

RESPONSE:	We have removed the incorporation by reference section.

Undertakings, page 94

COMMENT 42:	Provide the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K. Provide also the undertakings required by Item 512(a)(6) of Regulation S-K.

RESPONSE:	We have provided the requested undertakings in Item 22 of Part II of the Amendment.

Financial Statements, page F-1

COMMENT 43:
We note your December 31, 2008 financial statements included in your Form S-4 significantly differ from the financial statements included in your revised preliminary information statement on Schedule 14C filed March 4, 2009. Please provide us a comprehensive analysis of these changes and the factors that lead to these changes, specifically discussing the write off of your deferred tax assets, the decrease in accounts receivable with no corresponding increase in bad debt, the changes in shares outstanding on your statement of stockholders equity, and why your statement of operations no longer breaks out your revenue line items. Further, please revise your disclosure to address these changes.

RESPONSE:
The Iveda audited financial statements of December 31, 2008 had some significant differences from the unaudited, unreviewed, internally prepared financial statements included in the March 4, 2009 filing on Schedule 14C.  The deferred tax asset that was on the books at December 31, 2007 was offset by a 100% valuation allowance that was recorded as of December 2008 during the preparation for the December 31, 2008 audit and Iveda's "more likely than not recoverable" evaluation of these prior years' recorded benefit and deferred tax assets was not complete at the time of the March 4, 2009 filing.  The discussion on pages 70 and 74 has been revised to include this information.  The decrease in accounts receivable was a cutoff issue related to invoices recorded in December 2008 initially by Iveda's staff into the accounting system but upon cutoff review procedures performed by Iveda's recently hired CFO after the March 4, 2009 filing, Iveda's CFO decided to instead record these invoices in January 2009 hence the reduction in revenue difference between audited and preliminary figures.  The changes in shares outstanding in the statement of stockholders equity had no effect for the end of current year outstanding presentation.  The "adjustment" shown during the year in the preliminary numbers was removed upon subsequent investigation and realization that the immaterial discrepancy was related to shares issued at inception of Iveda to founders.  The preliminary statement followed the format of the prior year audit initially and broke out the revenue line items into two categories.  As of the December 2008 audit Iveda chose to present the revenue as only one line item going forward given its transition away from equipment sales and installation (transitioning to our resellers) and focus on the video surveillance monitoring service.  In addition, Iveda typically sells both items to the same customer base – equipment is sold to and installed for customers to enable them to use Iveda's monitoring services and as monitoring services are provided in subsequent years to these customers, they typically do not purchase additional equipment from Iveda.

Pamela A. Long, Assistant Director
Division of Corporation Finance

Note 1 — Summary of Significant Accounting Policies, page F-9

Cash and Cash Equivalents, page F-9

COMMENT 44:
You state that for purposes of the statement of cash flows you consider all highly liquid debt instruments purchased with an original maturity of 12 months or less to be cash equivalents. Generally, only investments with original maturities of three months or less qualify for presentation as cash equivalents. Please tell us how you considered paragraph 8 of SFAS 95 in determining classification of these instruments.

RESPONSE:	Iveda understands that for purposes of SFAS 95, specifically paragraph 8, cash equivalents are short-term, highly liquid investments that are both:

a. Readily convertible to known amounts of cash; and

b. So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Iveda considers its CDs to be cash equivalents, based upon the definition above, and has determined that it has no other cash equivalents.  Iveda's cash equivalents are CD in nature with immediate convertibility into cash with no penalty for early conversion therefore Iveda believes that they are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.  The accounting policy disclosure will be revised in future filings to clarify this.

Note 11 — Income Taxes, page F-20

COMMENT 45:
We have read your response to prior comment 27. Based on your revised financial statements included in your Form S-4 and your footnote 11, it appears that you wrote off your deferred tax asset during 2008. Please revise your filing to fully discuss the events and circumstances surrounding this write-off and how you determined since your revised preliminary information statement on Schedule 14C was filed on March 4, 2009 that it was more likely than not that this asset was not recoverable. Further, discuss how you determined that this deferred tax asset was recoverable at December 31, 2007. Given the reported negative operating cash flows, an accumulated deficit, historical net losses, and negative evidence noted in our previous comment, please tell us how you concluded the 2007 deferred tax asset of $558,000 did not require a full valuation allowance. Refer to paragraph 23 of SFAS 109 for guidance. This information should also be included in your results of operations section of MD&A as this write off significantly contributed to your increase in net loss during 2008.

Pamela A. Long, Assistant Director
Division of Corporation Finance

RESPONSE:
As previously stated, the Iveda audited financial statements of December 31, 2008 had some significant differences from the unaudited, unreviewed financial statements included in the March 4, 2009 filing on Schedule 14C.  The deferred tax asset that was on the books at December 31, 2007 was offset by a 100% or $558,370 provision/valuation allowance that was recorded as of December 2008 during the preparation for the December 31, 2008 audit and Iveda's "more likely than not recoverable" evaluation of these prior years recorded benefit and deferred tax assets was not complete at the time of the March 4, 2009 filing.  Iveda took into account the negative operating cash flows, an accelerated accumulated deficit, an increased net loss from prior periods, and increasing lease commitments, but most importantly its slower than anticipated ramp of revenue and inability to raise sufficient capital to fund operations at a level needed to support its infrastructure.  The same evaluation was performed for the December 31, 2007 financial statements.  Three factors were considered: (i) the age of the company at December 31, 2007 – with one less year of operating results, management believed at December 31, 2007 that the company would become profitable in 2008, thus arriving at the conclusion that it was more likely than not that net operating losses would begin to be utilized for tax purposes; (ii) at December 31, 2007, upon evaluation of plans for succeeding years management expected that 2008 would result in a profit for the company; and (iii) the significance of the 2008 loss is that it decreases the likelihood of being able to utilize the accumulated net operating losses but this was not a consideration at December 31, 2007 as the 2008 loss had not yet occurred.  Management determined that based on the internal forecasts for profitability and the then current history and ability to raise additional capital, the deferred tax asset at December 31, 2007 of $558,370 was more likely than not recoverable.  Revised disclosure concerning the deferred tax asset has been included on pages 70 and 74.

Note 10 — Stock Warrants, page F-19

COMMENT 46:	As previously requested in our prior comment 26, please tell us and disclose how your accounting for and classification of the warrants complies with EITF 00-19.

RESPONSE:
The terms of the outstanding warrants are such that:  (i) there are no terms that allow for or require cash or net cash settlement; (ii) the warrants can be settled with unregistered shares; (iii) Iveda has sufficient authorized and unissued shares to settle the warrants; (iv) there are no provisions in which the holders of the warrants have rights that rank higher than the holders of the underlying common stock; and (v) there are no collateral requirements.  Accordingly, Iveda believes that the warrants are appropriately classified as equity as defined in EITF 00-19.  The accounting treatment follows SFAS 123R for share-based payment as these equity contracts are issued to employees and directors.

Pamela A. Long, Assistant Director
Division of Corporation Finance

Exhibit 5.1

COMMENT 47:
Because warrants and options are essentially contractual obligations, counsel must opine that the warrants and options are legal, binding obligations of the registrant under the state contract law governing the warrants and options. Please revise. Further, file the agreements relating to the warrants and options as exhibits to the registration statement. See Item 601(b)(4) of Regulation S-K.

RESPONSE:	We have provided a revised legal opinion as Exhibit 5.1.

10-K

Special Note Regarding Forward Looking Statements, page 3

COMMENT 48:
Since Charmed is a penny stock issuer, Charmed is ineligible to rely on the safe harbor provision for forward looking statements. See Section 27A(b)(1)(C) of the Securities Act and Section 2IE(b)(1)(C) of the Exchange Act. Delete in future filings the phrase "within the meaning of the Private Litigation Reform Act of 1995." Alternatively, make clear in future filings that Charmed is ineligible to rely on the safe harbor provision for forward looking statements because it is a penny stock issuer.

RESPONSE:
In future filings, we acknowledge that the forward looking statement disclosure will need to be revised to remove references to the PSLRA safe harbor provision.  We have not used this language in the Registration Statement or the Amendment.

COMMENT 49:
We note the statement "We do not assume responsibility for the accuracy and completeness of these statements." Revise in future filings to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the Form 10-K. Refer to comment 20 in our March 19, 2009 letter concerning identical disclosure in the revised preliminary information statement on Schedule 14C filed on March 4, 2009.

RESPONSE:	We agree not to include this language in future filings.

COMMENT 50:
We assume that statements in the third paragraph relating to U.S. mining companies' disclosure obligations for mineral deposits, Charmed' properties having no known body of ore, and the caution not to assume that Charmed has any mineralization are inadvertent. Please delete in future filings as this does not appear to be relevant to Charmed's business.

RESPONSE:	We do not plan to include these statements in future filings as they were inadvertently included in the Form 10-K.

Pamela A. Long, Assistant Director
Division of Corporation Finance

Audit Committee and Charter, page 26

COMMENT 51:
In future filings, please clarify whether or not you have a separately designated audit committee. We note conflicting disclosures in the first sentence that "We have a separately-designated audit committee of the board," and in the second sentence that "Audit committee functions are performed by our board of directors."

RESPONSE:	As the Company will have a new Board after the merger, we will be providing new disclosure concerning the Board and the Audit Committee in Exchange Act filings following the merger.

8-K dated January 8, 2009 and filed January 14, 2009

COMMENT 52:
We note that you intend to file exhibits to the merger agreement by amendment to the 8-K. Allow us sufficient time to review the amendment to the 8-K before requesting acceleration of the registration statement's effectiveness.

RESPONSE:	We will file an amendment to the 8-K, including the merger agreement exhibits, the week of July 13, 2009.

In connection with our response to your inquiry, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this Response Letter, please contact me at (403) 831-2202.

Very truly yours,

/s/ Ian Quinn

Ian Quinn
President and CEO

CC:           Stephen R. Boatwright, Esq.
(via fax – 602-248-2822)
Conrad C. Lysiak, Esq.
(via fax – 509-747-1770)